EXHIBIT 6.2

ROCF II Series,

a series of Red Oak Capital Fund Series, LLC

Relating to

Offer to Exchange

9.5% Senior Secured Bonds due 2028 (“New Bonds”)

CUSIP No. 75679F AA6

for all outstanding

8.5% Senior Secured Bonds (Series B Bonds) due 2024 originally

Issued by Red Oak Capital Fund II, LLC (“Old Bonds”)

CUSIP No. 756787 AB3

The exchange offer and withdrawal rights will expire at 5:00 P.M., New York City time, on June 28, 2024, unless extended by ROCF II Series, a series of Red Oak Capital Fund Series, LLC.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is the exchange circular, dated April 19, 2024 (as it may be amended or supplemented, the “exchange circular”) and a form of letter of transmittal (as it may be amended or supplemented, the “letter of transmittal”) relating to the exchange offer (the “exchange offer”) made by ROCF II Series, a series of Red Oak Capital Fund Series, LLC (the “Company”) to holders of Old Bonds to tender for exchange any Old Bonds for New Bonds.

The Company is inviting holders of Old Bonds to tender for exchange Old Bonds for New Bonds upon the terms and subject to the conditions set forth in the exchange circular. The exchange offer is not conditioned on any minimum number of Old Bonds being tendered but is subject to certain other conditions. See “The Exchange Offer-Conditions to the Exchange Offer” in the exchange circular.

Defined terms used herein and not defined herein shall have the meanings ascribed to them in the exchange circular.

The terms of the New Bonds and of the Old Bonds are more fully described in the exchange circular. The terms of the New Bonds are similar to the terms of the Old Bonds, but will differ in the following ways:

•

Interest Rate. Old Bonds bears interest at a rate equal to 8.5% per year, payable quarterly in arrears on January 31st, April 30th, July 31st and October 31st of each year. New Bonds will bear interest at a rate equal to 9.5% per year, payable quarterly in arrears on January 25th, April 25th, July 25th and October 25th of each year.

•

Term. Old Bonds will mature on August 1, 2024, subject to the Company’s right to extend six months for orderly liquidation of assets (see below) for repayment, which it intends to exercise. The New Bonds will mature four years from the date on which they are issued, which we expect to occur on July 1, 2024.

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•

Third Party Debt Covenant. The indenture governing Old Bonds limit the indebtedness incurred by us, directly or indirectly (including debt of our subsidiaries), to 25% of the outstanding principal of any loans or other assets owned, directly or indirectly, by us.  The indenture governing New Bonds will not have the 25% Debt Covenant.

•

Redemptions at the request of the holder.  The Old Bonds allowed holders to request redemption after January 1, 2021.  For redemption requests after that date but prior to January 1, 2023, the redemption price was $880 per Old Bond plus accrued but unpaid interest.  For redemption requests on or after January 1, 2023, the redemption price was $900 per Old Bond plus accrued but unpaid interest. For redemption requests made as a result of death or disability of the holder, the redemption price was $1,000 per Old Bond plus accrued and unpaid interest.  The New Bonds will be redeemable at the election of the Bondholder commencing on the third anniversary of the date of issuance of the New Bonds, which is expected to occur on July 1, 2024.   For such redemption requests, the redemption price is $800 per New Bond plus accrued but unpaid interest. For redemption requests made as a result of death or disability of the holder of a New Bond, the redemption price is $900 per New Bond plus accrued and unpaid interest.

•

Orderly Liquidation. At maturity, or if a holder of Old Bonds elects to be redeemed, the Company may, at its option, extend the maturity of the Old Bonds held by such holder (a “Maturity Extension Period”) for an additional six months to facilitate the Company’s redemption of those Old Bonds by providing written notice of such extension after the election by the Bondholder to be redeemed and at least 60 days prior to the maturity date.  The New Bonds provide for a Maturity Extension Period of twelve rather than six months.

For your information and for forwarding to your clients for whom you hold Old Bonds registered on the books of The Depository Trust Company (“DTC”) in your name or in the name of your nominee, we are enclosing the following documents:

1.	Exchange circular dated April 19, 2024.

2.

A letter of transmittal for your use and for the information of your clients, including an Internal Revenue Service Form W-9, a Certificate of Awaiting Taxpayer Identification Number and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.  Note that the letter of transmittal may be used to participate in the exchange offer if Old Bonds are to be tendered by effecting a book-entry transfer in the register of holders of bondholders maintained by the exchange agent and instructions are not being transmitted through DTC’s Automatic Tender Offer Program (“ATOP”) procedures. Unless a holder tenders their Old Bonds through ATOP, they must complete, execute and deliver the letter of transmittal to the exchange agent

3.

A printed form of letter that which may be sent to your clients for whose accounts you hold Old Bonds registered on the books of DTC in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the exchange offer. This form will enable you, on behalf of your clients, to tender all Old Bonds owned by your clients that are held by you on their behalf.

DTC participants will be able to execute tenders through ATOP.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

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Please address any inquiries you may have with respect to the exchange offer to the exchange agent, Direct Transfer, LLC, or to the information agent, Crescent Securities Group, Inc., at their respective addresses and telephone numbers set forth on the back cover page of the exchange circular. Additional copies of the enclosed materials may be obtained from the information agent. The information agent will answer questions with respect to the exchange offer solely by reference to the terms of the exchange circular. Alternatively, you may direct questions to the Company at Red Oak Capital Fund Series, LLC, Attn: Robert R. Kaplan, 5925 Carnegie Blvd., Suite 110, Charlotte, NC 28209; Phone # (616) 343-0697.

Very truly yours,

ROCF II Series, a series of Red Oak Capital Fund Series, LLC. (successor by merger to Red Oak Capital Fund II, LLC)

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS THE AGENT OF THE COMPANY OR THE EXCHANGE / INFORMATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

April 19, 2024

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